File No. 022-28923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

HAIGHTS CROSS OPERATING COMPANY
(Issuer)

HAIGHTS CROSS COMMUNICATIONS, INC.
RECORDED BOOKS, LLC
TRIUMPH LEARNING, LLC
SNEP, LLC
(Guarantors)

(Names of Applicants)

10 New King Street, Suite 102
White Plains, NY 10604
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Floating Rate Second Priority Secured Subordinated Notes Due 2014	$80,000,000 Aggregate Original Principal Amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Paul Crecca, President and Chief Executive Officer
Haights Cross Operating Company
10 New King Street, Suite 102
White Plains, NY 10604
(914) 289-9400
(Name and address of Agent for Service)

With copies to:

Philip J. Flink, Esq.
Brown Rudnick LLP
One Financial Center
Boston, Massachusetts 02111

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

EXPLANATORY NOTE

The sole purpose of this Amendment No. 3 to Form T-3 is to refile the following exhibit to the Application: Exhibit T3C Form of Indenture between the Company and Wells Fargo, National Association. Accordingly, this Amendment No. 3 consists only of the facing page and this explanatory note. All information in the Application is unchanged and has been omitted.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Haights Cross Operating Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of White Plains and State of New York, on the 9th day of March 2010.

HAIGHTS CROSS OPERATING COMPANY
HAIGHTS CROSS COMMUNICATIONS, INC.
RECORDED BOOKS, LLC
TRIUMPH LEARNING, LLC
SNEP, LLC

By:	/s/ Mark Kurtz
Name: Mark Kurtz
Title: Senior Vice President
(of entity listed or as an officer of the sole member)

Attest:

/s/ Johanna Tepperwien
Name: Johanna Tepperwien

EXHIBIT INDEX

Exhibit T3A-1
Certificate of Incorporation of Haights Cross Operating Company, incorporated by reference to Exhibit 3.3 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3A-2
Third Amended and Restated Certificate of Incorporation of Haights Cross Communications, Inc., dated October 8, 2008, incorporated by reference to Exhibit 3.1 of Haights Cross Communications, Inc.’s Current Report on Form 8-K filed October 10, 2008.

Exhibit T3A-3	Certificate of Formation of Recorded Books, LLC, incorporated by reference to Exhibit 3.11 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3A-4	Certificate of Formation of Triumph Learning, LLC, incorporated by reference to Exhibit 3.7 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3A-5	Certificate of Formation of SNEP, LLC, incorporated by reference to Exhibit 3.13 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3B-1	Bylaws of Haights Cross Operating Company, incorporated by reference to Exhibit 3.4 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3B-2
Bylaws of Haights Cross Communications, Inc., incorporated by reference to Exhibit 3.2 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003, as amended by the Amendment to the Bylaws of Haights Cross Communications, Inc., dated August 10, 2007, incorporated by reference to Exhibit 3.2 of Haights Cross Communications, Inc.’s Current Report on Form 8-K filed August 16, 2007, and as further amended by the Amendment to the Bylaws of Haights Cross Communications, Inc, dated September 21, 2007, incorporated by reference to Exhibit 3.1 of Haights Cross Communications, Inc.’s Current Report on Form 8-K filed September 27, 2007.

Exhibit T3B-3
Amended and Restated Limited Liability Company Agreement of Recorded Books, LLC, incorporated by reference to Exhibit 3.12 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3B-4
Amended and Restated Limited Liability Company Agreement of Triumph Learning, LLC, incorporated by reference to Exhibit 3.8 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3B-5
Amended and Restated Limited Liability Company Agreement of SNEP, LLC, incorporated by reference to Exhibit 3.14 of Haights Cross Communications, Inc.’s Registration Statement on Form S-4 filed October 2, 2003.

Exhibit T3C*	Form of Indenture between the Company and Wells Fargo Bank, National Association

Exhibit T3D	Not applicable.

Exhibit T3E-1**	Disclosure Statement.

Exhibit T3E-2**	Ballots.

Exhibit T3F**
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit 25.1**	Statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, as trustee under the Indenture to be qualified.

*	Filed herewith.
**	Previously filed.